

Cynthia J. Tong (She/Her) · 3rd

Live Arts Producer

Brooklyn, New York, United States · Contact info

500+ connections

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Tom Kirdahy Productions

Wesleyan University

About

Cynthia J. Tong is a creative producer working across commercial (Broadway and off-Broadway), non-profit, and regional theatre. Her artistic roots are in dance, having spent the first 22 years of her life in the studio. Rich collaborations with artists feed her soul, where process matters as much as product.

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Experience

Tom Kirdahy Productions

Full-time · 3 yrs 5 mos

Associate Producer

Mar 2021 - Present · 1 yr 5 mos

New York, New York, United States

Off-Broadway: Little Shop of Horrors

Producing Associate

Jan 2020 - Mar 2021 · 1 yr 3 mos

New York, New York

Broadway: The Inheritance
Digital: The White Chip, Margaret Good Fundraiser (May 2020, Oct 2020)

Assistant to Tom Kirdahy

Mar 2019 - Feb 2020 · 1 yr

Greater New York City Area

Broadway: Hadestown, Frankie and Johnny in the Clair de Lune, The Inheritance
Off-Broadway: White Chip, Little Shop of Horrors

TKP

Founding Member

The Industry Standard Group

Jun 2020 - Present · 2 yrs 2 mos

The Industry Standard Group (TISG) is a multicultural commercial investment and producing organization aiming to make theatre accessible, inclusive, and more equitable.





Independent Theater & Film Producer

Various Projects

Nov 2017 - Present · 4 yrs 9 mos

New York, New York

Executive Producer, ACLU / NYCLU Sing Out for Freedom Benefit Concert (singoutforfreedom.com, Nov. 2021 at The Town Hall) - directed by Jess McLeod; music direction by Mona Seyed-Bolorforo ...see more



Fellow | Lab 2020-2022
WP Theater · Contract
Sep 2020 – Present · 1 yr 11 mos
New York, New York, United States

Line Producer | A Thousand Ways
600 Highwaymen · Contract
Aug 2020 – Aug 2021 · 1 yr 1 mo
New York, New York, United States

Nominated for Drama League Award 2021 (OUTSTANDING INTERACTIVE OR SOCIALLY-DISTANCED THEATER)




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Education

Wesleyan University
B.A., Sociology
Activities and societies: Precision Dance Company - Director; Terpsichore Dance - Show Coordinator, Financial Manager, Choreographer Liaison; Student Academic Resource Network - Academic ...see more

Alma Mater Studiorum – Università di Bologna
Scienza della Formazione
Grade: Exchange Student
Activities and societies: Weekly English TA at Local Middle School

Fall Semester Abroad
All classes conducted in Italian

Palos Verdes Peninsula High School
High School Diploma

Volunteering

Co-Chair | Just Inked
Signature Theatre Company
Aug 2018 - Present · 4 yrs
Arts and Culture

Member
T3I: Think Tank for Theatrical Innovation
Jun 2020 - Present · 2 yrs 2 mos
Arts and Culture

https://www.t3inyc.com/

Event Volunteer
The Paley Center for Media
Apr 2016 - Apr 2019 · 3 yrs 1 mo
Arts and Culture

Skills

Research
Endorsed by Christopher Katrakis who is highly skilled at this
Endorsed by 3 colleagues at Great Books Summer Program
14 endorsements

Public Speaking
Endorsed by 2 colleagues at Great Books Summer Program
10 endorsements

Event Planning
Endorsed by 2 colleagues at Great Books Summer Program
9 endorsements

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Honors & awards

Phi Beta Kappa
Issued by Wesleyan University · May 2014
Associated with Wesleyan University

Departmental Honors in Sociology

Issued by Wesleyan University Sociology Department · Apr 2014

Associated with Wesleyan University

Jamie A. Hulley Arts Foundation Art & Travel Scholarship Winner

Issued by Jamie A. Hulley Arts Foundation · May 2012

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Interests

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